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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

           SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
                14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            BLOCK DRUG COMPANY, INC.
                           (NAME OF SUBJECT COMPANY)

                            BLOCK DRUG COMPANY, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   093644102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              JOHN E. PETERS, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            BLOCK DRUG COMPANY, INC.
                             257 CORNELISON AVENUE
                         JERSEY CITY, NEW JERSEY 07302
                                  201-434-3000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                               WILLIAM BUSH, ESQ.
                             WARREN J. NIMETZ, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Block Drug Company, Inc., a New Jersey corporation (the "Company"). The address of the principal executive offices of the Company is 257 Cornelison Avenue, Jersey City, New Jersey 07302. The telephone number of the principal executive offices of the Company is (201) 434-3000. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates is the Class A common stock, par value $.10 per share, of the Company (the "Class A Stock"). As of September 15, 2000, there were 14,541,582 shares of Class A Stock and outstanding options to purchase an aggregate of 499,325 shares of Class A Stock under the Company's Special Stock Unit Plan and Stock Option Plan.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name and business address and telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

     This statement relates to the tender offer being made by SB Acquisition Corp., a New Jersey corporation ("Purchaser") and a wholly owned subsidiary of SmithKline Beecham plc, a public limited company organized under the laws of England and Wales ("Parent"), as set forth in the Tender Offer Statement on Schedule TO, dated October 19, 2000 (as amended or supplemented, the "Schedule TO"), to purchase all outstanding shares of the Class A Stock and the separate but simultaneous offer by Purchaser and Parent to purchase all of the outstanding shares of the Company's Class B common stock, par value $.10 per share (the "Class B Stock") (such outstanding shares of the Class B Stock and the outstanding shares of Class A Stock, collectively, the "Shares"), in each case, $53.00 per Share, net to the sellers in cash and without interest thereon (collectively, the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the "Offer Documents") included in the Schedule TO. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference. Copies of the Offer Documents are being furnished to the Company's shareholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 7, 2000, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that following the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a subsidiary of Parent (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e) (1) hereto and is incorporated herein by reference.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer 100% of the Shares of the Class B Stock and at least a majority of the outstanding shares of the Class A Stock and the Class B Stock (taken together as if a single class), on a fully-diluted basis (the "Minimum Condition"), and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the receipt of any required approval under Regulation 4064/899/ECC adopted by the Council of European Communities on December 21, 1989, as amended (the "EC Merger Regulation"), in each case without Parent, Purchaser or the Company being subject to an Unduly Burdensome Condition or Parent or Purchaser having to submit an Unduly Burdensome Commitment to any Governmental Entity (as such terms are defined in the Merger Agreement) (the "HSR/EC Condition"). The Offer is also subject to certain other conditions, a summary of which is included in Section
13 of the Offer to Purchase and incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the statement of conditions to the Offer set forth in Annex A of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
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     In order to induce Parent and Purchaser to enter into the Merger Agreement, a Voting and Tender Agreement with Parent and Purchaser was entered into by the shareholders listed on Schedule I thereto (the "Voting and Tender Agreement"), which shareholders are holders of Class A Stock who beneficially own, in the aggregate, 7,530,269, or approximately 52%, of the outstanding shares of Class A Stock, and representatives under the Leonard Block Family Shareholders' Agreement, dated as of April 18, 1991, as amended and the Voting Trust
Agreement, dated as January 11, 1990, as amended, who represent holders beneficially owning, in the aggregate, 8,671,372, or 100%, of the outstanding shares of Class B Stock. The Voting and Tender Agreement is filed as Exhibit (e)
(2) hereto and is incorporated herein by reference.

     As set forth in the Schedule TO, the address of the principal executive offices of (i) Parent is One New Horizons Court, Brentford, Middlesex TW89EP, England and (ii) Purchaser is c/o SmithKline Beecham Corporation, One Franklin Plaza, 200 North 16th Street, Philadelphia, Pennsylvania 19102. All information in this Schedule 14D-9 or incorporated by reference herein concerning Parent, Purchaser and their respective affiliates, or actions or events in respect of any of them, was provided by Parent and Purchaser, and the Company assumes no responsibility for such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are, except as noted below, described under the captions "Board of Directors and Executive Officers," "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached hereto as Annex A and is incorporated herein by reference. Except as described or referred to herein and in Annex A attached hereto, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

     In connection with the transactions contemplated by the Merger, the following agreements and arrangements were entered into: (i) the Merger Agreement, (ii) the Voting and Tender Agreement and (iii) the Confidentiality Agreement, dated July 7, 2000, between the Company and Parent (the "Confidentiality Agreement").

     The Merger Agreement. A summary of the material provisions of the Merger Agreement is included in Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement") of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit
(e) (1) hereto and is incorporated herein by reference.

     The Voting and Tender Agreement. A summary of the material provisions of the Voting and Tender Agreement is included in Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement") of the Offer to Purchase, which in incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Voting and Tender Agreement, the form of which is filed as Exhibit (e) (2) hereto and is incorporated herein by reference.

     The Confidentiality Agreement. The following summary of the Confidentiality Agreement is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

     Pursuant to the Confidentiality Agreement, Parent has agreed, among other things, to keep confidential certain nonpublic confidential or proprietary information of the Company furnished to Parent and its representatives by or on behalf of the Company, including notes, analyses, compilations, studies, interpretations or other documents prepared by Parent and its representatives which contain, reflect or are based upon such information ("Evaluation Material"), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. Parent has further agreed to maintain the confidentiality

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of any discussions or negotiations with the Company and, upon request, to redeliver or destroy all the Evaluation Material. Parent also agreed that Parent will not propose to the Company or any other person any transaction between Parent and the Company and/or the Company's security holders or involving any of the Company's securities or security holders unless the Company shall have requested in writing that the Parent make such a proposal, and that Parent will not acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly, control of the Company or any of the Company's securities, businesses or assets for a period of three (3) years from the date of the Confidentiality Agreement unless the Company shall have consented in advance in writing to such acquisition. For a period of two (2) years from the date of the Confidentiality Agreement, neither Parent or its affiliates will, without obtaining prior written consent of the Company, (i) directly or indirectly, solicit to employ any officers or employees of the Company with whom Parent or its affiliates have had contact after the date of the Confidentiality Agreement or who was specifically identified to Parent or its affiliates during the period of Parent's consideration of the transaction between Parent and the Company so long as such officers and employees are employed by the Company or any of its subsidiaries or (ii) directly or indirectly maintain contact with any officer, director or employee of the Company or any of its subsidiaries regarding its business, operations, prospects or finances with respect to the possible transaction between Parent and Company.

     Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and Its Executive Officers and Certain Other Arrangements. The Company's senior executives will be entitled to receive significant cash payments under employment and other compensatory plans and arrangements if the transactions contemplated by the Merger Agreement are consummated, in addition to the consideration they will be entitled to receive as Company shareholders, as described below.

     Employment Agreements. The Company has an employment agreement with each of Messrs. James A. Block, Thomas R. Block, Leonard N. Block and Peter M. Block. These employment agreements were amended on the recommendation of Pearl Meyer & Partners, Inc. ("Pearl Meyer"), an employee compensation consulting firm, in order to specify what would happen in the event of a change in control of the Company. As amended, each such employment agreement will terminate upon the successful completion of the Offer and, in return, each of the executives will be entitled to receive a cash payment equal to the present value of the future payments and benefits which the executive otherwise could have received if his employment agreement had not terminated, plus continuing group health plan coverage and, in the cases of Messrs. James A., Thomas R. and Peter M. Block, additional payments sufficient to make them whole on an after-tax basis for any excise tax liability that may be incurred by them under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to change in control payments in excess of applicable Code threshold amounts, in connection with the change in control, whether under the employment agreement or otherwise.

     Change in Control Agreements. The Company has a change in control agreement with each of the following senior vice presidents: Peter J. Anderson, Claus E. Blach, Roger Bogardus, Melvin Kopp, Peter C. Mann, John E. Peters, James S. Rigby, Gilbert M. Seymann and William G. Whiteside. Among other things, these agreements provide for the payment of severance of at least 2.5 times the executive's compensation, which consists of annual salary, annual bonus and annual car allowance, upon termination of employment following a change in control, including, for this purpose, involuntary termination (other than for cause) at any time and voluntary termination after a 90-day transition period. These agreements also provide for accelerated vesting and cash out of Company stock options and account balances under the Company's Special Stock Unit Plan upon a change in control as is the case for all other employees, as well as continuing group health plan coverage and other benefit enhancements and payments in the event of a change in control, including cash payments sufficient to make the senior vice presidents whole on an after-tax basis for any excise tax liability that may be incurred by them under Section 4999 of the Code in connection with the change in control, whether under the change in control agreement or otherwise.

     Retention and Transaction Incentive Payments. Subject to continuing employment and certain other conditions, the Company has agreed to pay each of the senior vice presidents named above and Peter M. Block, President of International Operations, a fixed retention bonus equal to one year's salary. In addition, each of those executives will be eligible to receive a discretionary transaction completion bonus. The
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discretionary payments will be determined by senior management of the Company based upon its assessment of each eligible executive's contributions to the process leading to the change in control transactions. These bonuses (fixed and discretionary) will be paid by the Company if and when the Offer is completed. By agreement between the Company and Parent, the total amount of the discretionary bonuses awarded to this group of executives (determined without regard to applicable excise tax gross-up payments) is limited to $5,000,000. Messrs. Leonard N. Block, James A. Block and Thomas R. Block will not be eligible to receive these additional retention and transaction completion bonus awards.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors

     The Board of Directors of the Company (the "Board") has unanimously (with one director absent) approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to and in the best interests of the Company's shareholders, and recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

     A press release announcing the execution of the Merger Agreement is filed herewith as Exhibit (a)(4) and is incorporated herein by reference.

     (b) Background; Reasons for the Board's Recommendation

     At a regular meeting of the Board held in late 1999, one of the directors suggested that the Company consider engaging an investment banker to advise the Board on how to maximize shareholder value. After a discussion, it was decided at that meeting that the Company was not interested in engaging an investment banker for this purpose or in pursuing a strategic transaction at that time.

     During February, 2000, the issue of engaging an investment banker was raised again. At that time, certain members of Board, including James A. Block, the Company's Chairman, and Thomas R. Block, the Company's President, expressed their view that, because the issue had been raised before and various Board members had expressed an interest, and considering the Board's fiduciary duties, that it was now appropriate to discuss the idea with the Company's legal and financial advisors.

     Upon discussing the idea with the Company's counsel, Fulbright & Jaworski L.L.P. ("Fulbright"), the Chairman and President, who are both also major shareholders of the Company, determined that it was advisable to consider exploring options to maximize shareholder value and to engage in preliminary discussions with an investment bank regarding potential options available to the Company.

     The Chairman contacted a representative of Goldman, Sachs & Co., ("Goldman Sachs") to discuss the issue. After consulting with Goldman Sachs and Fulbright and other members of the Board, James A. Block and Thomas R. Block determined that it was an appropriate time to take the next step to investigate options to increase the Company stock's value and to see whether there were alternatives that could be presented to the Board. This determination was made in the belief that the Company's stock price was not indicative of the Company's value and therefore the Board had an obligation to investigate options to increase the value of the stock. Since March, 2000, the Class A Stock was trading in the range of approximately $26.00 to $38.50 per share. Those options included, but were not limited to, the possibility of a sale or merger. The Chairman and President also consulted with Pearl Meyer to determine any employee compensation issues a sale or merger would present. Goldman Sachs and Pearl Meyer were then asked by the Company to make a presentation to the Board at its next scheduled meeting.

     At a meeting of the Board on June 6, 2000 (the "June 6 Meeting"), a representative of Goldman Sachs made a presentation regarding the market position and financial valuation of the Company. The presentation by Goldman Sachs noted, among other things, that the Company had a lack of analyst coverage, low liquidity and was disadvantaged as a "non-tech" business in the small to mid-capitalization sector of the market. Goldman Sachs also presented its preliminary analysis of the various strategic options available to the Company.

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     The Chairman presented the Board with a resolution to retain Goldman Sachs to assist the Company in exploring strategic options to increase shareholder value. After discussion and a question and answer period with Goldman Sachs, Fulbright and the Board, the Board unanimously approved Goldman Sachs's retention. The Board then instructed Goldman Sachs to engage in the process of contacting potential bidders for the Company. It was determined at the June 6 Meeting that, because of the large number of people who would need to prepare the necessary materials, it was prudent to publicly announce the Board's decision. A public announcement was made on June 6, 2000, announcing that the Company had retained Goldman Sachs to assist the Company in exploring its strategic alternatives.

     Also at the June 6 Meeting, the Board discussed the implications of a sale or merger with respect to employee compensation. Ms. Pearl Meyer, President of Pearl Meyer, presented her firm's findings and recommendations regarding employee compensation issues, employee retention issues and appropriate stay bonuses, amended employment agreements, change in control agreements and incentive bonuses, should the Company engage in a merger or sale transaction. The Chairman presented the Board with a resolution to retain Pearl Meyer to work with the Company in its process of exploring strategic options and to adopt her recommendations with respect to certain amended and restated employment agreements, change in control agreements and employee agreements, which was unanimously carried, with all employee Directors abstaining, subject to resolution of certain accounting issues.

     After the June 6 Meeting, Goldman Sachs engaged in the process of contacting potential bidders for the Company. Goldman Sachs identified and contacted 36 potential strategic bidders and 26 potential financial bidders.

     In the process of these communications, Goldman Sachs required all potential bidders to sign confidentiality agreements with respect to communications and information about the Company obtained during this process. From July 7, 2000 through August 2, 2000, the Company entered into 31 confidentiality agreements with potential bidders. By August 11, 2000, Goldman Sachs received four indications of interest from strategic bidders and five indications of interest from financial bidders.

     On August 11, 2000, the Board held a special meeting (the "August 11 Meeting") to review the preliminary indications of interest that Goldman Sachs received and to consider moving forward with the process of exploring a sale or merger of the Company.

     Mary Tanner, a member of the Board, recused herself from this meeting and any related discussions going forward because of a family relationship with a senior executive at an investment bank representing one of the bidders. At the August 11 Meeting, the Board also noted that Mr. Leonard N. Block, the Company's Senior Chairman of the Board, had retired from his position as a member of the Board.

     At the August 11 Meeting, Goldman Sachs reviewed with the Board each initial indication of interest including any conditions attached thereto and any financing contingencies associated with the bidders. The Board discussed each indication of interest with Goldman Sachs and Fulbright. The Chairman presented the Board with a resolution to further explore such indications of interest, which was unanimously carried, with Ms. Tanner being absent.

     Also at the August 11 Meeting, the Board discussed the implications of a merger or sale transaction on the Company's employees and executive officers. The Chairman then presented the Board with a resolution to ratify the compensation arrangements approved at the June 6 Meeting which were unanimously ratified with Ms. Tanner being absent, after concluding that none of the indications of interest requested a transaction that would qualify as "pooling of interest" which could complicate certain of the compensation arrangements.

     Goldman Sachs explained to the Board that based upon its decision to further explore the possible sale or merger of the Company, Goldman Sachs would work with the Company's management to coordinate management presentations for prospective bidders, to organize the Company's due diligence and each bidder's review thereof and to facilitate tours for each bidder to the Company's plants, in addition to scheduling time with the Company's management to answer any bidder questions regarding the business.

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     Between August 21, 2000 and September 21, 2000, the Company engaged in management presentations with various bidders. Also, during this period bidders were provided with a minimum of two days in the Company's data room to review due diligence materials. Bidders were also given the opportunity to meet with members of the Company's management to discuss any questions.

     Between September 18, 2000 and September 21, 2000, each bidder was sent a draft of a form of merger agreement prepared by Fulbright. On September 26, 2000, each bidder received copies of the Company's disclosure schedules. The bidders were instructed to send their final bid, including any comments to the draft merger agreement, to Goldman Sachs no later than noon on October 3, 2000.

     The Company received final bids on October 3, 2000.

     On October 4, 2000, members of the Company's management and representatives of Fulbright and Goldman Sachs met at Fulbright's offices to discuss the final bids and to determine next steps in negotiating a final agreement. At the meeting, the Company's management determined that Parent's and Purchaser's bid was superior to the other final bids. Purchaser submitted an all cash bid equal to $53.00 per share and included comments to the draft form of Merger Agreement. The Company's management then determined to expedite negotiations with Purchaser at that time.

     On October 5, 2000, Fulbright redrafted the form of merger agreement to respond to Purchaser's initial comments. These comments included a proposed $50 million break-up fee, in addition to up to $10 million in expenses, should the Company receive a superior proposal and terminate the transaction after signing the Merger Agreement.

     In addition, Purchaser's comments required that certain shareholders of the Company, including all holders of the Class B Stock and a majority of the holders of the Class A Stock, enter into a Voting and Tender Agreement that requires such shareholders to tender their shares, even if the Merger Agreement were terminated by the Company.

     Fulbright sent Purchaser a revised form of merger agreement early on October 5, 2000 in preparation for an afternoon meeting with the parties to negotiate the terms of a final agreement.

     On the afternoon of October 6, 2000, the lawyers for the Company, Parent and Purchaser, as well as representatives from Goldman Sachs and Lehman Brothers, Purchaser's investment bankers, met at Fulbright's offices to review the major issues and report back to their respective clients. Purchaser expressed its requirement that 100% of the Class B Stock and at least a majority of the Class A Stock sign the Voting and Tender Agreement.

     Fulbright then met with members of the Company's management to discuss the status of negotiations. It was communicated by Purchaser's counsel, Cleary, Gottlieb, Steen & Hamilton and Purchaser's investment bankers, Lehman Brothers, that Purchaser would not commit to a transaction with the Company unless it received a Voting and Tender Agreement that covered 100% of the Class B Stock and at least a majority of the Class A Stock and that such agreement remain in effect, at least until June 30, 2001, even if the Company terminated the Merger Agreement prior to Closing.

     After discussing the issue with representatives of Fulbright and Goldman Sachs, the Company's management determined to proceed with the negotiations with Purchaser. Goldman Sachs noted that it had contacted what it believed to be all likely potential bidders, having contacted 36 potential strategic bidders and 26 potential financial bidders. Goldman Sachs further noted that it did not receive a bid superior to Purchaser's bid.

     The Chairman, after consulting with representatives of Fulbright and Goldman Sachs, determined that without agreeing to Purchaser's condition regarding the Voting and Tender Agreement, the transaction might not be consummated. Moreover, there were no superior bids for the Company and therefore, the Company's management indicated to Purchaser that it would agree to the terms of the Voting and Tender Agreement, subject to Purchaser accepting the Company's terms with respect to Purchaser's obligation to comply with any antitrust conditions that were not unduly burdensome and reduce its termination fee to $25 million with a maximum of $5 million in expenses. In addition, the Company required that Purchaser only be able to
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terminate the Merger Agreement in the event that there was a material adverse effect on the Company's business, which was not related to the announcement or pendency of the transactions contemplated by the Merger Agreement. The Company's management also decided at this time to call members of the Board to be prepared to discuss the terms of the Merger and vote on the afternoon of October 7, 2000.

     At 3:00 p.m. on October 7, 2000, the Board, absent Ms. Tanner, met at Fulbright's offices to review with representatives of Fulbright and Goldman Sachs the terms of the Merger Agreement and the Voting and Tender Agreement. Fulbright reviewed the terms of the Merger Agreement with the Board. Specifically discussed were the requirements for effecting a tender offer, the regulatory approvals required to consummate the transactions (and the risks and timing associated therewith), how the merger would be effected and the minimum conditions required in order for Purchaser to close the transaction.

     Goldman Sachs then reviewed the bidding process which it believed had resulted in a strong bid for the Company. Additionally, Goldman Sachs provided each Board member with a written presentation outlining a comparative financial analysis of each final bid and reviewed this with the Board.

     Goldman Sachs then delivered its oral opinion to the Board, that, as of such date, the consideration to be paid by the Purchaser to the holders of the Shares in the Offer and the Merger was fair from a financial point of view to the holders of the Shares. Goldman Sachs subsequently confirmed its oral opinion by delivery of its written opinion, dated October 7, 2000, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion.

     After the Board had an opportunity to ask questions, the Chairman presented a resolution to enter into the Merger Agreement. The Board determined, with Ms. Tanner absent, that the terms of the Offer and the Merger were advisable, fair and in the best interests of the shareholders of the Company, approved the Offer, the Merger, the Merger Agreement, the Voting and Tender Agreement and the other transactions contemplated thereby, and determined to recommend that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

     After receiving Board approval, the Company entered into the Merger Agreement and Voting and Tender Agreement with Purchaser.

     REASONS FOR THE BOARD'S CONCLUSIONS In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including the following:

          (i) the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives in current industry and market conditions, the nature of the markets in which the Company operates, the Company's position in such markets, and the historical and current market prices for the Shares;

          (ii) the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger and (y) the fact that financing is not a condition to the Offer and the Merger, thereby enabling shareholders to obtain cash for their Shares quickly;

          (iii) that the per share price contemplated by the Merger Agreement, at $53.00 per Share, net to the shareholder, represented a significant premium of approximately 94% to the trading prices of the Shares immediately prior to the June 6, 2000 decision of the Board of Directors to announce that the Company retained Goldman Sachs to explore strategic options and approximately 15% to the trading prices of the Shares as of close of business on October 3, 2000, the date on which the Company accepted final bids from interested parties, and represented the highest cash price any potential acquiror was willing to offer;

          (iv) the process engaged in by the Company's management and financial advisor, which included discussions with a number of potential acquirors, as a result of which the Board had what it believed to be an accurate sense of the values that could be achieved in a third party transaction;
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          (v) the presentation of Goldman Sachs at the October 7, 2000 Board meeting and the opinion of Goldman Sachs to the effect that, as of such date, and subject to the assumptions made, matters considered and limitations of the review undertaken in connection with the opinion, as set forth in the opinion, the consideration to be paid by Purchaser to the holders of the Shares in the Offer and the Merger was fair from a financial point of view to the holders of the Shares. The full text of the written opinion of Goldman Sachs, dated October 7, 2000, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement and filed as Exhibit (a)(3) hereto, and is incorporated herein by reference. The opinion of Goldman Sachs referred to herein does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or as to how any holder of Shares should vote with respect to the Merger. All shareholders are urged to, and should, read the opinion of Goldman Sachs carefully in its entirety;

          (vi) that the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted an Acquisition Proposal that a majority of the Board determines in good faith could be reasonably expected to result in, a Superior Proposal, if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law and the Merger Agreement permits the Company's Board to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties;

          (vii) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay termination fees to Parent and reimburse Parent for its actual expenses incurred in connection with the transaction, up to $30,000,000 and the Board's belief that such fees and expense reimbursement provisions would not deter a higher offer;

          (viii) the likelihood that the transaction would be consummated, including the conditions to the Offer, and Parent's financial strength, including its undertaking to provide Purchaser with all necessary funds to purchase the Shares; and

          (ix) a consideration of alternatives to the sale of the Company, including, without limitation, continuing to operate the Company as a public company and not engaging in any extraordinary transaction.

     The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that shareholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

     (c) Intent to Tender.

     After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company not a party to the Voting and Tender Agreement currently intends to tender all Shares held of record or beneficially owned by such person to Purchaser in the Offer, except for persons who would by tendering incur liability under Section 16(b) of the Exchange Act.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED OR, COMPENSATED OR USED.

     Pursuant to a letter agreement dated June 6, 2000, the Company engaged Goldman Sachs to act as its financial advisor in connection with a review of strategic alternatives, including the possible sale of all or a portion of the Company. Pursuant to the terms of this letter agreement, the Company agreed to pay Goldman Sachs:

     - $250,000 upon execution of the letter agreement; and

     - $250,000 on August 6, 2000.

     The Company also agreed to pay Goldman Sachs a transaction fee based on the outcome of the transaction:

     - if a definitive agreement relating to the sale of 50% or more of the outstanding common stock or assets of the Company is executed, Goldman Sachs will receive a transaction fee of $2,000,000; and

     - if 50% or more of the outstanding common stock or the assets of the Company are acquired in one or more transactions, Goldman Sachs will receive an additional transaction fee of not less than 1.125% of the aggregate consideration paid in the transactions, less the fees already paid by the Company to Goldman Sachs pursuant to the terms of the letter agreement.

     The Company also has agreed to reimburse Goldman Sachs for their reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days, no transactions in the Shares have been effected by the Company or any subsidiary of the Company, or, to the knowledge of the Company, any affiliate or any executive officer or director of the Company, except for (i) Shares purchased under the Company's 401(k) Plan and employee stock option grants, both made in the ordinary course of business and (ii) certain gifts and charitable contributions of Shares made by various executive officers and directors of the Company for which no consideration was paid.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) New Jersey Business Corporation Act

     Under the New Jersey Business Corporation Act ("NJBCA"), if after consummation of the Offer, Purchaser owns at least 90% of the then outstanding shares of the Class A Stock and 90% of the then outstanding shares of the Class B Stock, Purchaser will be able to cause the Merger to occur without a vote of the Company's shareholders. Alternatively, if after consummation of the Offer, Purchaser owns less than 90% of the outstanding shares of the Class A Stock but more than 90% of the outstanding shares of the Class A Stock and the Class B Stock together, Purchaser intends to cause the Board of Directors of the Company, in accordance with the terms of the Class A Stock as set forth in the Company's certificate of incorporation, to elect to convert all outstanding shares of Class A Stock into Class B Stock at a conversion ratio equal to one share of Class B Stock for each share of Class A Stock issued and outstanding. Upon such conversion, Purchaser will own at least 90% of the outstanding shares of Class B Stock and Purchaser will be able to cause the Merger to occur without a vote of the Company's shareholders.

     In the event, however, after consummation of the Offer, Purchaser owns less than 90% of the outstanding shares of the Class A Stock and the Class B Stock together, Purchaser, with the Minimum Condition satisfied, will still have the ability to approve the Merger without the approval of the holders of any other Shares, although a vote of the Company's shareholders may be necessary.

     (b) Regulatory Approvals

     United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Parent and Purchaser have advised the Company that Parent and Purchaser expect to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about October 20, 2000. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Company, Parent and/or Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Parent and Purchaser have advised the Company that they do not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     Other Filings. The Company believes that the Offer and the Merger will require filing with the European Commission under the EC Merger Regulation, and there is a possibility that other jurisdictions may require antitrust filings. The filing requirements of various nations are being analyzed by the parties and, where necessary, the parties intend to make such filings.

     Purchaser is not required to purchase any Shares in the Offer if (i) the Minimum Condition is not satisfied, (ii) the HSR/EC Condition is not satisfied or (iii) such other conditions set forth in Annex A to the Merger Agreement are not satisfied.

     (c) The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
 NUMBER                            DESCRIPTION
 -------                           -----------
(a)(1)     Offer to Purchase, dated October 19, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of
           Purchaser filed on October 19, 2000).
(a)(2)     Form of Letter Transmittal (incorporated by reference to
           Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on
           October 19, 2000).
(a)(3)     Opinion of Goldman, Sachs & Co., dated October 7, 2000
           (included as Annex B to this Schedule 14D-9).

 EXHIBIT
 NUMBER                            DESCRIPTION
 -------                           -----------
(a)(4)     Press Release, issued by Parent and the Company on October
           9, 2000 (incorporated by reference to Exhibit 99.1 to the
           Schedule TO-C filed by Parent and Purchaser on October 11,
           2000).
(e)(1)     Agreement and Plan of Merger, dated as of October 7, 2000, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of Form 8-K filed by the Company on October 10, 2000).
(e)(2)     Voting and Tender Agreement, dated October 7, 2000, by and among Parent, Purchaser and each of the shareholders of the
           Company listed on Schedule I thereto (incorporated by
           reference to Exhibit 2.2 of the Form 8-K filed by the
           Company on October 10, 2000).
(e)(3)     Confidentiality Agreement dated July 7, 2000 between the
           Company and Parent.
(e)(4)     The Information Statement of the Company, dated October 19,
           2000 (included as Annex B to this Schedule 14D-9).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2000

                                          BLOCK DRUG COMPANY, INC.

                                          By: /s/ JOHN E. PETERS
                                            ------------------------------------
                                          Name: John E. Peters
                                          Title: Senior Vice President, General
                                                 Counsel and Secretary

                                                                         ANNEX A

                            BLOCK DRUG COMPANY, INC.
                             257 CORNELISON AVENUE
                         JERSEY CITY, NEW JERSEY 07302

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about October 19, 2000, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Block Drug Company, Inc. (the "Company") to the holders of record of shares of Class A common stock, par value $.10 per share of the Company ("Class A Stock"), with respect to the offer made by SB Acquisition Corp., a New Jersey corporation ("Purchaser") and a wholly owned subsidiary of SmithKline Beecham plc, a public limited company organized under the laws of England and Wales ("Parent"), to purchase all shares of the Class A Stock and the Company's Class B common stock, par value $.10 per share ("Class B Stock" and, together with the Class A Stock, the "Common Stock") currently outstanding and not owned directly or indirectly by Parent, Purchaser or the Company (the "Shares") at a price of $53.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase dated October 19, 2000, and in the related Letter of Transmittal (together, the "Offer Documents"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board") pursuant to the Agreement and Plan of Merger, dated as of October 7, 2000, by and among the Company, Parent and Purchaser (the "Merger Agreement"). The Offer Documents and the Merger Agreement are more fully described under Item 3 of the Schedule 14D-9, to which this Information Statement is attached as Annex A.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. The information set forth herein relating to Parent, Purchaser or the Purchaser Designees (as defined below) has been provided to the Company by Parent and Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

     The Class B Stock is the only voting class of equity securities of the Company. However, under the New Jersey Business Corporation Act ("NJBCA"), holders of all outstanding shares of Common Stock may have a right to vote with respect to the merger of Purchaser with and into the Company as contemplated by the Merger Agreement if Purchaser does not acquire 90% of the shares of each existing class of Common Stock. Purchaser will nevertheless have the ability to approve the Merger without the approval of the holders of any other Shares so long as the Minimum Condition under the Merger Agreement has been satisfied.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

     The Merger Agreement provides that promptly after Purchaser has purchased all shares of the Class B Stock and at least a majority of the shares of the Class B Stock and the Class A Stock (taken together as if a single class), outstanding on a fully-diluted basis pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate for election as directors of the Company (the "Purchaser Designees") a number of directors equal to the next whole number greater than the product of (i) the total number of directors of the Company constituting the whole Board (giving effect to any increase in the number of directors to comply with this provision) and (ii) the percentage that the voting power of Shares beneficially owned by Parent and Purchaser (including Shares accepted for payment pursuant to the Offer, upon such acceptance for payment), bears to the total number of Shares outstanding.

     The Merger Agreement further provides that the Company shall take all actions available to it to cause the Purchaser Designees to be elected to the Board as provided above, including increasing the size of the Board or securing the resignations of such number of its incumbent directors, or both, as is necessary.

     Notwithstanding the foregoing, the Merger Agreement further provides that at least two directors who were directors of the Company as of the date of the Merger Agreement or who are not otherwise affiliates of Parent shall serve on the Board at all times until the effectiveness of the Merger.

     Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers of Parent and its affiliates listed on Schedule A to the Offer to Purchase. Purchaser has informed the Company that each of the individuals listed on such schedule has consented to act as a director, if so designated. Parent and Purchaser has advised the Company that none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent or Purchaser and the Company that have been described herein, in the Schedule TO or the Schedule 14D-9. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares as represents not less than a majority of the outstanding Shares on a fully diluted basis of the Class A Stock and the Class B Stock (taken as if a single class), which purchase cannot be earlier than December 13, 2000.

                 THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The following is a list of each director of the Company, the date their present terms of office will expire and all other positions presently held with the Company unless otherwise noted:

                                         DATE OF     DATE TERM
NAME                             AGE   APPOINTMENT    EXPIRES    OTHER POSITIONS HELD (OR PRINCIPAL OCCUPATION)
----                             ---   -----------   ---------   ----------------------------------------------
James A. Block.................  63        4/63        6/01      Chairman of the Board
Thomas R. Block................  55        7/70        6/01      President
Peter M. Block.................  33        5/97        6/01      President, International Division
Michael P. Danziger............  36        1/98        6/01      President, The Steppingstone Foundation
Peggy Danziger.................  60        5/89        6/01      Private Investor
Dominick P. DePaola
  D.D.S., Ph.D.................  57       10/97        6/01      President & Director, Forsyth Institute
                                                                   Boston, MA
William T. Golden..............  90        7/70        6/01      Corporate Director and Trustee
Melvin Kopp....................  70       12/78        6/01      Senior Vice President
Peter C. Mann..................  58        3/96        6/01      President, Americas Division
John E. Peters.................  58       10/88        6/01      Senior Vice President, General Counsel and
                                                                   Secretary
Mary C. Tanner.................  50        9/95        6/01      Financial Consultant

     The following is a list of each executive officer of the Company, the date their present terms of office will expire and all other positions presently held with the Company unless otherwise noted:

                                         DATE OF     DATE TERM
NAME                             AGE   APPOINTMENT    EXPIRES    OTHER POSITIONS HELD (OR PRINCIPAL OCCUPATION)
----                             ---   -----------   ---------   ----------------------------------------------
James A. Block.................  63       10/88        6/01      Chairman of the Board*
Thomas R. Block................  55       10/88        6/01      President*
Peter M. Block.................  33        5/97        6/01      President, International Division*
Peter J. Anderson..............  45        5/99        6/01      Senior Vice President; Chief Financial
                                                                   Officer**
Claus E. Blach.................  61        5/98        6/01      Senior Vice President, Continental Group**
Rodger Bogardus................  59        1/99        6/01      Senior Vice President, Research & Technology**
Melvin Kopp....................  70       10/72        6/01      Senior Vice President**
Peter C. Mann..................  58       11/79        6/01      President, Americas Division*
John E. Peters.................  58       12/78        6/01      Senior Vice President; General Counsel and
                                                                   Secretary**
James S. Rigby.................  49        5/98        6/01      Senior Vice President, UK Group**
Gilbert M. Seymann.............  61        5/84        6/01      Senior Vice President, Worldwide Operations**
William G. Whiteside...........  59        5/98        6/01      Senior Vice President, Canada, Japan, N. Asia
                                                                   Group**

---------------
 * Member -- Office of the Chief Executive

** Consultant -- Office of the Chief Executive

     James A. Block. James A. Block is the Chairman of the Board of Directors, a member of the Executive Committee, the Office of the Chief Executive, and is directly responsible for U.S. marketing, sales, corporate development, research and development and corporate quality.

     Thomas R. Block. Thomas R. Block is a Director and President of the Company, a member of the Executive Committee, the Office of the Chief Executive, and is directly responsible for all operations, including manufacturing, engineering and corporate, financial and administrative functions.

     Peter M. Block. Peter M. Block is a Director and President, International Division, a member of the Office of the Chief Executive, and is responsible for the Company's businesses in Europe, Africa, the Middle East and Asia.

     Michael P. Danziger. Michael P. Danziger is Director of the Company and President of the Steppingstone Foundation.

     Peggy Danziger. Peggy Danziger is a Director of the Company and private investor.

     Dominick P. DePaola, DDS, Ph.D. Dr. Dominick P. DePaola is a Director of the Company and President and Director of the Forsyth Institute.

     William T. Golden. William T. Golden is a Director of the Company and a trustee and member of the Board of Directors of Verde Exploration Ltd and serves on the Board of Directors of General American Investors.

     Melvin Kopp. Melvin Kopp is a Director and Senior Vice President of the Company.

     Peter C. Mann. Peter C. Mann is a Director of the Company and President, Americas Division, a member of the Office of the Chief Executive and is responsible for all U.S. marketing, sales and corporate development as well as the Company's businesses in Canada and Latin America.

     John E. Peters. John E. Peters, Director, Senior Vice President, General Counsel and Secretary of the Company is the Chief Legal Officer of the Company.

     Mary C. Tanner.  Mary C. Tanner is a Director and financial consultant.

     Peter J. Anderson. Peter J. Anderson is a Senior Vice President and Chief Financial Officer of the Company. Mr. Anderson joined Block Drug in May of 1999 from Sara Lee Corporation where he was a division CFO commencing June 1996 and prior to that was CFO for a division of Benckieser.

     Claus E. Blach. Claus E. Blach is Senior Vice President, International and is responsible for the Company's business in Continental Europe.

     Rodger Bogardus. Rodger Bogardus is Senior Vice President, Research and Technology and responsible for all research, development and corporate quality activities. Prior to joining the Company in 1999, Mr. Bogardus was Senior Vice President, Global Research and Development Group at Mary Kay, Inc. being responsible for all research, development and corporate quality activities of that Company for over five years.

     James S. Rigby. James S. Rigby is Senior Vice President, International and is responsible for the Company's business in the United Kingdom, the Middle East, Africa and certain European markets.

     Gilbert M. Seymann. Gilbert M. Seymann is Senior Vice President, Worldwide Operations and is responsible for manufacturing and corporate engineering activities worldwide.

     William G. Whiteside. William G. Whiteside is Senior Vice President, International and is responsible for the Company's business in Japan, Korea, Australia and Asia.

CERTAIN INFORMATION ABOUT THE BOARD

     The following family relationships exist among the Directors of the
Company: James A. Block is the father of Peter M. Block. Thomas R. Block and Peggy Danziger are brother and sister and are first cousins of James A. Block. Michael P. Danziger is the son of Peggy Danziger and nephew of Thomas R. Block.

     Each Director of the Company has been employed by the Company for the past five years except for William T. Golden, Peggy Danziger, Michael P. Danziger, Mary C. Tanner and Dominick P. DePaola, DDS, Ph.D.

     On October 31, 1977, Leonard N. Block (former Senior Chairman of the Board) and James A. Block executed a document setting forth their mutual intent concerning the representation of the Melvin Block family group and the Leonard Block family group on the Board of Directors of the Company. Melvin Block (deceased) is the father of James A. Block and brother of Leonard N. Block. They stated their intention as shareholders and not as directors to maintain equal representation of the Melvin Block family group and the Leonard Block family group on the Board of Directors. On January 8, 1998, Leonard Block and James A. Block executed a letter expressing their mutual intent to add another Leonard Block family group member to the Board of Directors of the Company. The letter authorizes the Melvin Block family group to add a fourth representative to the Board of Directors. They further stated their awareness that the sentiments expressed in such letters did not constitute a binding agreement between them and that all actions taken in the future by them in whatever capacity to elect directors must and would be those which, in their judgment, would be in the best interest of the Company. At present, the Melvin Block family group has two (2) representatives on the Board of Directors -- James A. Block and Peter M. Block and the Leonard Block family group has three (3) representatives on the Board of Directors -- Thomas R. Block, Peggy Danziger and Michael P. Danziger.

DIRECTOR COMPENSATION

     Each non-employee director of the Company receives an annual fee of $8,500, payable in quarterly installments. During 1999, non-employee directors received an additional $1,250 for each Board meeting attended. This attendance fee was increased to $1,350 for the 2000 calendar year. In addition, during 1999, members of the Audit Committee and Compensation Committee received fees of $900 and $450, respectively.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors held four meetings during each of the fiscal years ended, or ending as applicable, March 31, 1999, 2000, and 2001. All directors attended at least 75% of the meetings of the Board and of the Board committees on which they served for each of the foregoing years, with the exception of Mary Tanner who recused herself from three Board meetings held during the fiscal year ending March 31, 2001 because of a family relationship with a senior executive at an investment bank representing one of the bidders.

     The Company has an Executive Committee, which acts, except as limited by applicable law, in lieu of the full Board and between meetings of the Board. Current members of the Executive Committee include James A. Block, Thomas R. Block and Peter M. Block. The Executive Committee of the Board met 13, 12, and 7 times in the fiscal years ended, or ending as applicable, March 31, 1999, 2000, and 2001, respectively.

     The Company has an Audit Committee, which met on June 8, 1999 and June 6, 2000. The Audit Committee annually reviews the qualifications of the Company's independent accountants, makes recommendations to the Board as to their selection and reviews of the plan and results of their audit. Current members of the Audit Committee include Thomas R. Block, William T. Golden and Mary Tanner.

     The Company has a Compensation Committee, which did not meet in Fiscal 1999, 2000, or 2001. The Compensation Committee includes William T. Golden and Peter Repetti (recently deceased).

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of June 6, 2000 (except as otherwise noted in the footnotes), regarding the beneficial ownership (determined in accordance with the rules of the Securities and Exchange Commission (the "SEC"), which generally attributes beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities) of the Company's Common Stock of: (i) each person known by the Company to own beneficially more than five percent of the Company's outstanding Class B Stock; (ii) each director of the Company;
(iii) each executive
officer named in the Summary Compensation Table (see "Executive Compensation"); and (iv) all directors and executive officers of the Company as a group. Except as otherwise specified, the named beneficial owner has the sole voting and investment power over the shares listed.

                            BLOCK DRUG COMPANY, INC.
                         SECURITIES BENEFICIALLY OWNED

                                                  CLASS A STOCK BENEFICIALLY OWNED
                                           -----------------------------------------------
NAME OF BENEFICIAL OWNER+                      NO                               PERCENTAGE      CLASS B
-------------------------                    SHARED       SHARED      401(k)      OWNED          STOCK
                                           INVESTMENT   INVESTMENT     PLAN     ----------   BENEFICIALLY
                                             POWER        POWER      HOLDINGS                    OWNED
                                           ----------   ----------   --------                -------------
Leonard N. Block(1)(4)(7)(10)............  1,177,243           --     1,024          8%      4,335,686-50%
James A. Block(2)(3)(5)(11)..............  2,737,978           --     2,689         19%      4,335,686-50%
Thomas R. Block(4)(7)....................     72,766    2,490,791     1,921         18%                --
Peter M. Block(2)(5).....................  1,352,529           --       756          9%                --
Peter J. Anderson........................         --           --        --         --                 --
Claus Blach..............................        350           --        --       *                    --
Rodger Bogardus..........................      2,000           --        29       *                    --
Michael P. Danziger(6)(7)................     87,008    1,066,893        --          8%                --
Peggy Danziger(4)(6)(7)(9)...............     78,826    1,322,833        --         10%                --
Dominick P. DePaola......................         --           --        --         --                 --
William T. Golden........................      6,795       23,982        --       *                    --
Melvin Kopp..............................      4,343           --        --       *                    --
Peter C. Mann............................      1,519          115     2,447       *                    --
John E. Peters...........................         --        3,282     2,142       *                    --
Peter J. Repetti(8)......................        290           --        --       *                    --
James S. Rigby...........................         --           --        --         --                 --
Gilbert M. Seymann.......................      1,163           --     2,018         --                 --
Mary C. Tanner...........................         --           --        --         --                 --
William G. Whiteside.....................        303           --        --       *                    --
All Directors and Officers as a Group (21
  persons)...............................         --           --        --         53%                --

---------------
  *  Represents less than 1% of Class A Stock of the Company.

  + Each beneficial owner may be reached at the address 257 Cornelison Avenue, Jersey City, New Jersey 07302-9988.

 (1) Leonard N. Block owns 339,335 shares of Class A Stock (not including 401(k) Plan Holdings); is deemed to be the beneficial owner of but disclaims ownership of: 833,401 shares of Class A Stock owned by Adlen Corporation, of which Leonard N. Block is the sole shareholder and 4,507 shares of Class A Stock owned by Adele Block, his wife.

 (2) James A. Block owns 125 shares of Class A Stock (not including 401(k) Plan Holdings); is deemed to be the beneficial owner of: 189,304 shares of Class A Stock owned by a trust for the benefit of James A. Block of which he is a co-trustee (with Peter and Valerie Block, his children) and has sole investment powers with respect to the shares of Class A Stock held by such trust; 981,147 shares of Class A Stock owned by a trust for the benefit of James A. Block of which he is a co-trustee (with Susan B. Stearns, his sister, and Peter and Valerie Block, his children); 182,000 shares of Class A Stock held in an L.L.C. for the benefit of James A. Block, and Peter and Valerie Block, his children. James A. Block has sole investment powers with respect to the shares of Class A Stock held by such trusts and the L.L.C. For the purpose of reporting shares of Class A Stock for which a beneficial owner has sole investment power in the above tabular presentation, all 1,352,451 shares of Class A Stock of these two trusts and the L.L.C. have been included in the total number of shares of Class A Stock reported for both James A.

     Block and Peter M. Block, and as a result such shares of Class A Stock have been reported twice; and 1,385,402 shares of Class A Stock owned by two trusts for the benefit of Susan B. Stearns of which James A. Block is the co-trustee (with Susan B. Stearns, his sister) and has sole investment powers with respect to the shares of Class A Stock held by such trusts. James A. Block disclaims ownership to all 1,385,402 shares of Class A Stock and 2,167,843 shares of Class B Stock owned by the trusts for the benefit of Susan B. Stearns of which he is a trustee or co-trustee. In computing the percentage of shares of Class A Stock owned by a beneficial owner, 1,352,451 shares (representing the total number of shares owned by the two trusts in which Peter M. Block is a co-trustee with James A. Block and the shares held in the L.L.C.) were allocated to James A. Block and 1,352,451 shares were allocated to Peter M. Block, and as a result, the percentage of shares of Class A Stock owned has been attributed to both parties. In computing the aggregate number of shares owned by directors and officers as a group, the 1,352,451 shares owned by these two trusts and the L.L.C. were counted only once.

 (3) James A. Block has sole voting power with respect to the shares of Class B Stock as a result of voting trust agreement entered into as of January 11, 1990. The voting trust agreement grants the trustee the power to vote the shares which are subject to the agreement. The voting trust agreement is for a 21 year term. James A. Block is a co-trustee of the trusts which are parties to the voting trust agreement and pursuant to these trusts, James
     A. Block has sole investment power with respect to the shares of Class B Stock. James A. Block disclaims beneficial ownership to all 2,167,843 shares held in trust for the benefit of Susan B. Stearns, his sister who is not active in the business.

 (4) Thomas R. Block is deemed to be the beneficial owner but disclaims ownership of: 27,733 shares of Class A Stock owned by Marilyn Friedman, his wife; 45,033 shares of Class A Stock held by Marilyn Friedman, as Custodian under the New York State Uniform Gifts to Minors Act for Jonathan Block and Alison Block, the children of Thomas R. Block; 180,913 shares of Class A Stock owned by two trusts for the benefit of Jonathan Block and Alison Block, his children, of which Thomas R. Block is a co-trustee (with Marilyn Friedman, his wife) and shares investment powers with respect to the shares held by such trusts; 2,031,614 shares of Class A Stock owned by a trust for the benefit of Thomas R. Block of which Thomas R. Block is a co-trustee (with Adele Block, his mother, and Peggy Danziger, his sister) and shares investment powers with respect to the shares of Class A Stock held by such trust; 278,264 shares of Class A Stock owned by four trusts of which Thomas
     R. Block is a co-trustee (with Peggy Danziger, his sister) and shares investment powers with respect to the shares of Class A Stock held by such trusts; for purposes of reporting shares for which a beneficial owner shares investment power in the above tabular presentation, all 278,264 shares of Class A Stock of these four trusts have been included in the total number of shares reported for Thomas R. Block and Peggy Danziger, and as a result have been reported twice. In computing the percentage of shares of Class A Stock owned by a beneficial owner, 278,264 shares of Class A Stock (representing the total number of shares owned by the four trusts) were allocated to Thomas R. Block and 278,264 shares of Class A Stock were allocated to Peggy Danziger and as a result the percentage of shares of Class A Stock owned has been attributed to both parties. In computing the aggregate number of shares owned by directors and officers as a group, the 278,264 shares of Class A Stock owned by these four trusts were counted only once. Thomas R. Block disclaims ownership of those shares in which he shares investment powers with Peggy Danziger.

 (5) Peter M. Block owns 78 shares of Class A Stock (not including 401(k) Plan Holdings); 1,170,451 shares of Class A Stock owned by two trusts for the benefit of James A. Block of which Peter M. Block is co-trustee; and 182,000 shares of Class A Stock held in an L.L.C. for the benefit of James
     A. Block, Peter M. Block and Valerie Block. James A. Block has sole investment powers with respect to the shares held by such trusts and the shares held in the L.L.C. For the purpose of reporting shares for which a beneficial owner has no shared investment power in the above tabular presentation, all 1,352,451 shares of Class A Stock of these two trusts and the L.L.C. have been included in the total number of shares of Class A Stock reported for James A. Block and Peter M. Block, and as a result such shares have been reported twice. In computing the percentage of shares of Class A Stock owned by a beneficial owner, 1,352,451 shares of Class A Stock (representing the total number of shares owned by the two trusts in which Peter M. Block is a co-trustee with James A. Block and the shares held in the L.L.C.) were allocated to James A. Block and 1,352,451 shares of Class A Stock were allocated to Peter M. Block. In computing the aggregate number of shares owned by directors and officers as a group, the 1,352,451 shares of Class A Stock owned by these two trusts and the L.L.C. were counted only once.

 (6) Michael P. Danziger owns 3,356 shares of Class A Stock, is deemed to be the beneficial owner but disclaims ownership of 3,698 shares of Class A Stock owned by Elizabeth Danziger, his wife; 15,094 shares of Class A Stock held by Michael P. Danziger as Custodian under the Massachusetts Uniform Gifts to Minors Act for James, Robert and Charles Danziger, his children; 64,860 shares of Class A Stock held in trust for Michael P. Danziger, beneficiary of such trust; 26,895 shares of Class A Stock owned by a trust for the benefit of Michael P. Danziger of which Michael P. Danziger is a co-trustee (with Richard Danziger, his father, and Katherine Danziger Horowitz, his sister) and shares investment powers with respect to the shares of Class A Stock held by such trust; 1,039,998 shares of Class A Stock owned by a trust for the benefit of Peggy Danziger of which Michael P. Danziger is a co-trustee (with Peggy Danziger, his mother, and Katherine Danziger Horowitz, his sister) and shares investment power with respect to the shares of Class A Stock held by such trust; for the purpose of reporting shares of Class A Stock for which a beneficial owner shares investment power in the above tabular presentation, all 1,039,998 shares of Class A Stock of such trust have been included in the total number of shares reported for Michael P. Danziger and Peggy Danziger, and as a result have been reported twice. In computing the percentage of shares of Class A Stock owned by a beneficial owner, 1,039,998 shares of Class A Stock (representing the total number of shares owned by said trust) were allocated to Michael P. Danziger and 1,039,998 shares of Class A Stock were allocated to Peggy Danziger. In computing the aggregate number of shares owned by directors and officers as a group, the 1,039,998 shares of Class A Stock owned by such trust were counted only once. Michael P. Danziger disclaims ownership to those shares of Class A Stock in which he shares investment powers with Peggy Danziger.

 (7) Peggy Danziger owns 78,826 shares of Class A Stock; 4,571 shares of Class A Stock owned by two testamentary trusts of which Richard Danziger, her husband, is a co-trustee with another party having shared investment powers with respect to the shares held by such trusts; 1,039,998 shares of Class A Stock owned by a trust for the benefit of Peggy Danziger of which she is a co-trustee (with Michael P. Danziger, her son, and Katherine Danziger-Horowitz, her daughter) and of which she shares investment powers with respect to the shares held by such trusts; for the purpose of reporting shares of Class A Stock for which a beneficial owner shares investment power in the above tabular presentation, all 1,039,998 shares of such trust have been included in the total number of shares of Class A Stock reported for Peggy Danziger and Michael P. Danziger, and as a result have been reported twice. In computing the percentage of shares of Class A Stock owned by a beneficial owner, 1,039,998 shares of Class A Stock (representing the total number of shares owned by said trust) were allocated to Peggy Danziger and 1,039,998 shares of Class A Stock were allocated to Michael P. Danziger and as a result, the percentage of shares of Class A Stock owned has been attributed to both parties. In computing the aggregate number of shares owned by directors and officers as a group, the 1,039,998 shares of Class A Stock owned by said trust were counted only once; 278,264 shares of Class A Stock owned by four trusts of which Peggy Danziger is a co-trustee (with Thomas R. Block, her brother) and shares investment powers with respect to the shares held by such trusts; for the purpose of reporting shares for which a beneficial owner shares investment power in the above tabular presentation, all 278,264 shares of Class A Stock of these four trusts have been included in the total number of shares reported for Thomas R. Block and Peggy Danziger, and as a result such shares have been reported twice; in computing the percentage of shares of Class A Stock owned by a beneficial owner, 278,264 shares of Class A Stock (representing the total number of shares owned by the four trusts in which Peggy Danziger is a co-trustee with Thomas R. Block) were allocated to Thomas R. Block and 278,264 shares of Class A Stock were allocated to Peggy Danziger and as a result, the percentage of shares of Class A Stock owned has been attributed to both parties. In computing the aggregate number of shares owned by directors and officers as a group, the 278,264 shares of Class A Stock owned by these four trusts were counted only once. Peggy Danziger disclaims beneficial ownership of one-half of the shares for which she is co-trustee.

 (8) Peter J. Repetti, now deceased, disclaimed beneficial ownership of 290 shares of Class A Stock owned by his wife.

 (9) Peggy Danziger disclaims beneficial ownership to all 4,571 shares of Class A Stock of which Richard M. Danziger, her husband is co-trustee with a third party.

(10) Pursuant to a Shareholders' Agreement, dated April 18, 1991, Leonard Block has sole voting power with respect to the shares of Class B Stock. Such shares are beneficially owned as follows: the Leonard Block
     Trust -- 433,796; the Thomas R. Block Trust -- 1,950,945; and the Peggy Danziger Trust -- 1,950,945.

(11) James A. Block has sole voting power with respect to the shares of Class B Stock as a result of a Voting Trust Agreement, dated as of January 11, 1990. The Voting Trust Agreement grants the trustee the power to vote these shares which are subject to the agreement. The Voting Trust Agreement is for a 21 year term. James A. Block is a co-trustee of the trusts which are parties to the Voting Trust Agreement and pursuant to these trusts, James
     A. Block has sole investment power with respect to these shares. James A. Block disclaims beneficial ownership to all 2,167,843 shares held in trust for the benefit of Susan B. Stearns.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires directors and executive officers of the Company and persons who own more than ten percent of the Common Stock to file reports of ownership and changes in ownership of Class A Stock with the Securities and Exchange Commission and the New York Stock Exchange. These persons are also required to furnish to the Company copies of all such reports.

     To the Company's knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, directors and executive officers of the Company and all other reporting persons complied with all applicable filing requirements.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth information concerning all cash and non-cash compensation paid or to be paid by the Company as well as certain other compensation awarded, earned by and paid, during the fiscal years ended March 31, 2000, 1999, 1998, to the five most highly compensated executive officers of the Company ("Named Executive Officers") for such period in all capacities in which they served.

                           SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION          SECURITIES
                                   --------------------------      UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR    SALARY      BONUS     OPTIONS/SAR(2)    COMPENSATION(1)
---------------------------        ----    -------    -------    --------------    ---------------
Leonard N. Block.................  2000    394,556     90,500            --            26,228
  Senior Chairman of the Board     1999    394,556     90,700            --            35,588
                                   1998    382,031    153,700            --            35,480
James A. Block...................  2000    377,355    131,900            --            10,983
  Chairman of the Board            1999    367,064     86,300            --            13,607
                                   1998    357,083    148,900            --            13,527
Thomas R. Block..................  2000    377,355    132,300            --             8,250
  President                        1999    367,064     92,800            --             8,076
                                   1998    357,083    151,400            --             7,574
Peter M. Block...................  2000    321,154     61,700            --             5,479
  President, International         1999    245,585     39,300            --             5,066
     Division
                                   1998    209,308     28,200            --             4,988
Peter C. Mann....................  2000    415,385    135,700       137,659             8,417
  President, American Division     1999    343,743    162,500        68,448             9,802
                                   1998    322,146    153,900       144,220             9,709

---------------
(1) Other compensation includes the value of the Company's matching contribution for the 401(k) and group life insurance imputed income.

(2) Payments made pursuant to awards under the Special Stock Unit Plan as follows: The 2000 payout is based upon two awards, one granted in December 1994 and the other granted in February 1995. The 1999 payout is based upon one award granted in December, 1993. The 1998 payout is based upon two awards granted in January 1993.

OPTION GRANTS IN THE FISCAL YEARS ENDED 1999, 2000 AND 2001 TO DATE

     As of the date hereof, there were no options granted to the Named Executive Officers in fiscal years ended, or ending as applicable, March 31, 1999, 2000 and 2001.

PENSION BENEFIT PLAN

     The Company maintains a funded tax-qualified defined benefit pension plan and an unfunded non-tax qualified defined benefit pension plan. Benefits under the qualified plan are determined under a formula based upon a participant's final average compensation, social security benefit and years of service, subject to limitations imposed by the Code on the amount of compensation that can be taken into account and the amount of the annual retirement benefit that can be payable under the plan. The benefit formula under the non-qualified plan is basically the same, except that the compensation and benefit limitations applicable to qualified plans are disregarded. The benefit that is payable under the non-qualified plan is equal to the excess of the formula amount over the benefit payable under the qualified plan. Pursuant to the change in control agreement made with Mr. Mann, if a change in control occurs, Mr. Mann will be credited with an additional five years of age and service under both the qualified and non-qualified plans. The retirement benefit earned under the non-qualified plan is payable in a lump sum at termination of employment; and the benefit payable under the qualified plan is payable in the form of an annuity, subject to the right of the participant to elect to receive a lump sum payment. The following table sets forth the combined annual retirement income that would be earned under these plans at age 65 based on a participant's final average compensation and years of service:

                            2000 STATEMENT TABLE OF
                        ANNUAL PENSION BENEFITS BY FINAL
                AVERAGE COMPENSATION AND SERVICE CLASSIFICATIONS

                                                YEARS OF SERVICE AT AGE 65**
                                    ----------------------------------------------------
FINAL AVERAGE COMPENSATION*            10            20            30            40
---------------------------         ---------    ----------    ----------    -----------
$ 50,000........................     5,251.80     10,503.60     15,755.40    $ 22,506.00
 100,000........................    12,438.60     24,877.20     37,315.80      51,462.00
 150,000........................    19,938.60     39,877.20     59,815.80      81,462.00
 200,000........................    27,438.60     54,877.20     82,315.80     111,462.00
 250,000........................    34,938.60     69,877.20    104,815.80     141,462.00
 300,000........................    42,438.60     84,877.20    127,315.80     171,462.00
 350,000........................    49,938.60     99,877.20    149,815.80     201,462.00
 400,000........................    57,438.60    114,877.20    172,315.80     231,462.00
 450,000........................    64,938.60    129,877.20    194,815.80     261,462.00
 500,000........................    72,438.60    144,877.20    217,315.80     291,462.00

---------------
 * The Final Average Compensation includes salary and, with respect to Peter C. Mann, bonus during the highest consecutive five year period during the last ten years of a participant's employment. The Final Average Compensation for each of the Named Executive Officers (other than Leonard N. Block) as of March 31, 2000 is approximately: James A. Block, $354,236.76; Thomas R. Block, $354,236.76; Peter M. Block, $196,643.04; and Peter C. Mann, $462,448.64. Leonard N. Block reached age 65 in December, 1976. In accordance with the terms of this plan, he elected to receive a lump sum benefit. The actuarial equivalent of his pension at that time as adjusted through December 31, 1980 was segregated into a separate account. No additional benefits have accrued for Leonard Block since December 31, 1980, other than interest on the segregated balance. The balance in the segregated account as of September 30, 2000 was $8,463,890.

** As of March 31, 2000, the number of years of credited service of each of the named executives (other than Leonard N. Block), taking into account the five additional years that will be credited to Mr. Mann under his change in control agreement, is: James A. Block, 38 years; Thomas R. Block, 30 years; Peter M. Block, 8 years; and Peter C. Mann, 32 years.

     The Company's domestic pension expense for the fiscal years ended March 31, 2000 and 1999 was $4,054,000 and $1,726,000, respectively.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with each of Leonard N. Block, James
A. Block, Thomas R. Block and Peter M. Block. Each agreement provides for a minimum annual salary, participation in the Company's benefit, bonus and other compensatory plans, and a guaranteed minimum death benefit. The term of each agreement ends on April 30, 2007; however, each executive may extend the term for an additional period at reduced levels of responsibility and pay. Before June 6, 2000, the agreements did not address the issues of early termination (except by reason of death). At the recommendation of the Company's outside compensation consultants, the agreements were amended as of June 6, 2000 to specify what would happen in the event of a change in control of the Company. As amended, each agreement will terminate upon a change in control and, in return, each executive will be entitled to receive (a) a cash payment equal to the present value of the future salary payments and death benefit that would otherwise have been paid if his agreement had not terminated, and (b) continuing group health plan coverage for life. Peter M. Block will also be entitled to receive (x) five additional years of employee benefit plan participation and (y) certain outplacement and additional benefits and payments provided to senior executives generally with a total value limited to $55,000. Each of James A. Block, Thomas R. Block and Peter M. Block will be entitled to receive additional cash payments sufficient to make them whole on an after-tax basis for any excise tax liability they may incur under Section 4999 of the Code (relating to change in control payments in excess of applicable Code threshold amounts).

     The Company and Peter C. Mann entered into a change in control agreement in April 1991, which was amended and restated as of June 6, 2000. (Similar agreements were also made with the other senior executives of the Company, except for Leonard N. Block, James A. Block, Thomas R. Block and Peter M. Block.) In the event of a change in control, Mr. Mann's interest in the Company's Special Stock Unit Plan will become fully vested and immediately payable. In general, Mr. Mann will be entitled to receive certain separation payments and benefits if his employment with the Company terminates for any reason other than by him voluntarily or by the Company for "cause" within 180 days before and 90 days after a change in control occurs, or if his employment terminates for any reason other than by the Company for "cause" more than 90 days after the change in control occurs. The separation payment will include the sum of Mr. Mann's (a) previously earned and unpaid salary, bonus and vacation pay, (b) pro rata bonus for the year of termination, (c) an amount equal to 2.5 times his annual salary plus bonus and car allowance, and (d) in the case of actual or constructive termination by the Company without "cause," one week's pay (salary and bonus) for each year of service with the Company. The separation benefits will include (x) five additional years of employee benefit plan participation, (y) continuing group health plan coverage for life, and (z) certain outplacement and other benefits and payments with a total value limited to $28,000. Mr. Mann will be entitled to receive additional cash payments sufficient to make him whole on an after-tax basis for any excise tax liability he may incur under Section 4999 of the Code (relating to change in control payments in excess of applicable Code threshold amounts).

     If the Offer is successful, then, subject to continued employment, nine senior executives (excluding for this purpose Leonard N. Block, James A. Block and Thomas R. Block, but including Peter M. Block and Peter C. Mann) will be entitled to receive fixed retention incentive awards equal to one year's salary and will be eligible to receive discretionary transaction completion incentive awards determined by the Company's existing Chairman and President. The discretionary awards may differ among each of the nine eligible executives; however, the total amount of the discretionary awards for all of the nine eligible executives (determined without regard to any related Code Section 4999 excise tax gross-up payments) will be limited to $5,000,000.

COMPENSATION OVERVIEW/ELEMENTS OF COMPENSATION

     The Compensation Committee does not determine the compensation of its Executive Officers. The Company utilizes the services of independent expert compensation consultants to evaluate the total compensation of the Company's Executive Officers. The consultants' recommendations are submitted to the members of Office of the Chief Executive for consideration. During fiscal year 2000, Leonard N. Block, James A. Block, Thomas R. Block and Peter M. Block were members of the Office of the Chief Executive.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On January 26, 1994, the Company entered into an agreement with Peter C. Mann, President, Americas Division, under which the minimum value of the 1991 special stock unit award to Mr. Mann, and only the 1991 special stock unit award, under the Company's Special Stock Unit Plan would, (i) be guaranteed to be no less than $83.30 per special stock unit, and (ii) payment on the 1991 award would not be made until Mr. Mann reaches age 65 or his employment with the Company ceases for any reason, whichever occurs first.

     On April 14, 1999, Peter C. Mann, President, Americas Division, entered into a Loan Agreement with the Company for the amount of $440,000. The loan is collateralized by a mortgage on certain real estate owned by Mr. Mann. The principal of the loan is due on or before April 14, 2005. Interest on the unpaid principal balance accrues at 1% over the Prime Rate, as published in the Wall Street Journal, and shall be adjusted semi-annually on July 1 and January 1 of each year. The loan agreement provides for immediate repayment of the unpaid principal balance upon the occurrence of any one of a number of events which results in the termination of Mr. Mann's employment with the Company.

     The Company has entered into or amended change in control agreements with the following executives: Peter J. Anderson, Claus E. Blach, Rodger Bogardus, Melvin Kopp, Peter C. Mann, John E. Peters, James S. Rigby, Gilbert Seymann and William G. Whiteside, as described in Item 3 of Schedule 14D-9 to which this Information Statement is attached as Annex A. The Company has also entered into amended employment agreements with James A. Block, Leonard N. Block, Peter M. Block and Thomas R. Block as described under the section titled "Employment Agreements" of this Information Statement.

PERSONAL AND CONFIDENTIAL                                                ANNEX B

October 7, 2000

Board of Directors
Block Drug Company, Inc.
257 Cornelison Avenue
Jersey City, NJ 07203-3198

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Class A Common Stock, par value $.10 per share (the "Class A Shares"), and Class B Common Stock, par value $.10 per share (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of Block Drug Company, Inc. (the "Company") of the $53 per Share in cash proposed to be paid by SmithKline Beecham, plc ("Parent") in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 7, 2000, among Parent, SB Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Purchaser will pay $53 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Purchaser will be merged into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Purchaser) will be converted into the right to receive $53 in cash.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Parent from time to time, and may provide investment banking services to Parent and its subsidiaries in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended March 31, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Class A Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the consumer products industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and have not been furnished with any such evaluation or appraisal. We are expressing no opinion regarding the allocation between the holders of Class A Shares and the holders of Class B Shares of the aggregate consideration being paid by Parent and Purchaser to the holders of Shares in the Tender Offer and the Merger. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as

Block Drug Company, Inc.
October 7, 2000
Page  2

to whether or not any holder of Shares should tender such Shares in the Tender Offer or, if applicable, as to how any holder of Shares should vote with respect to the Merger.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $53 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
---------------------------------------------------------
(GOLDMAN, SACHS & CO.)